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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	SEC USE ONLY DOCUMENT SEQUENCE NO. CUSIP NUMBER WORK LOCATION
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a) NAME OF ISSUER (Please type or print)	(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.
HEXCEL CORPORATION	94-1109521	1-8472

1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
					AREA CODE	NUMBER
TWO STAMFORD PLAZA, 281 TRESSER BOULEVARD, STAMFORD, CT 06901					203	969-0666

2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER	(d) ADDRESS STREET	CITY	STATE	ZIP CODE
MICHAEL J. MACINTYRE		OFFICER	41 OLD MILL ROAD, RIDGEFIELD, CT 06877

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))

Common Stock	Charles Schwab & Co. 101 Montgomery Street San Francisco, CA 94104		719	$5,227	38,720,753	2/26/04	NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities
	(c)	Issuer's S.E.C. file number, if any			are intended to be sold
	(d)	Issuer's address, including zip code		(c)	Number of shares or other units to be sold (if debt securities,
	(e)	Issuer's telephone number, including area code			give the aggregate face amount)
				(d)	Aggregate market value of the securities to be sold as of a specified
2.	(a)	Name of person for whose account the securities			date within 10 days prior to the filing of this notice
		are to be sold		(e)	Number of shares or other units of the class outstanding,
	(b)	Such person's I.R.S. identification number,			or if debt securities the face amount thereof outstanding, as shown
		if such person is an entity			by the most recent report or statement published by the issuer
	(c)	Such person's relationship to the issuer (e.g., officer,		(f)	Approximate date on which the securities are to be sold
		director, 10% stockholder, or member of immediate		(g)	Name of each securities exchange, if any, on which the securities
		family of any of the foregoing)			are intended to be sold
	(d)	Such person's address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1174 (7-97)

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Common Stock	1/04	Conversion of Derivative Securities (Restricted Stock Units)	Hexcel Corporation	719	N/A	N/A

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.	If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

February 25, 2004	/s/ Michael J. MacIntyre

DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (7-97)